UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

O’Charley’s, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Z
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,019,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,019,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,019,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,019,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,155,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,155,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,626*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,976 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 670823103

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,155,798 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $32,686,517, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On February 5, 2012, Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Fred Merger Sub Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $9.85 per Share net to the seller in cash without interest and subject to any required withholding of taxes.  Following the closing of the Offer and subject to the statutory waiting periods and the satisfaction or waiver of the conditions contained in the Merger Agreement, Merger Sub will merge with and into the Issuer with the Issuer surviving as an indirect, wholly-owned subsidiary of Fidelity.

Simultaneously with the execution of the Merger Agreement, the Reporting Persons entered into a Tender and Support Agreement with Fidelity and Merger Sub (the “Support Agreement”), pursuant to which, the Reporting Persons agreed, among other things, subject to the termination of the Support Agreement: (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) the Shares beneficially owned by them at the commencement of the Offer, (ii) not to transfer any of such Shares owned by the Reporting Persons, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would prevent, disable or delay the performance of the Reporting Persons’ obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote the Reporting Persons’ Shares in support of the adoption of the Merger Agreement in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would cause a breach of any representation or obligation of the Issuer under the Merger Agreement and (vi) that any discussions, negotiations or other actions by the Reporting Persons with respect to any Acquisition Proposal (as defined in the Merger Agreement) will be undertaken by any of the Reporting Persons solely in such Reporting Person’s capacity as a director or officer of the Issuer (which actions will be governed by the terms of the Merger Agreement). The Support Agreement will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger, the date on which the Reporting Persons cease to own any Shares, upon the mutual written consent of Fidelity, Merger Sub and the Reporting Persons or any change to the terms of the Offer or Merger that (i) reduces the Offer Price or the Merger Consideration (each as defined in the Merger Agreement) or (ii) changes the form of consideration payable in the Offer or the Merger. Each Reporting Person has provided a proxy to Fidelity and Merger Sub in respect of these matters. The foregoing summary of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, which is attached hereto as Exhibit 99.1.

CUSIP NO. 670823103

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)      The aggregate percentage of Shares reported owned by each person named herein is based upon 21,968,347 Shares outstanding, which is the total number of Shares reported to be outstanding as of October 31, 2011 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2011.

As of the close of business on February 7, 2012, Crescendo Partners II beneficially owned 2,019,324 Shares, constituting approximately 9.2% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 2,019,324 Shares owned by Crescendo Partners II, constituting approximately 9.2% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 2,019,324 Shares owned by Crescendo Partners II, constituting approximately 9.2% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 2,019,324 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on February 7, 2012, Crescendo Partners III beneficially owned 136,474 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 136,474 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

As of the close of business on February 7, 2012, Mr. Ajdler beneficially owned 48,626 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the 2,019,324 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on February 7, 2012, Mr. Monahan beneficially owned 36,976 Shares, constituting less than one percent of the Shares outstanding.  Mr. Monahan, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 2,019,324 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Monahan disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

Item 5(c) is hereby amended and restated to read as follows:

(c)  There were no transactions in the Shares by any of the Reporting Persons during the past 60 days.

CUSIP NO. 670823103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Tender and Support Agreement by and among Fidelity National Financial, Inc., Fred Merger Sub Inc., and Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Arnaud Ajdler, and Gregory Monahan, dated February 5, 2012.

CUSIP NO. 670823103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012	CRESCENDO PARTNERS II, L.P., SERIES Z

	By:	Crescendo Investments II, LLC General Partner

	By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Gregory Monahan
GREGORY MONAHAN